AB 3/7

Vf 3-22-02

02019530

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-34709

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED MAR 0 1 2002 PROCESSING SECTION 354 WASH DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Synovus Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 1st Avenue
(No. and Street)

Columbus (City) Georgia (State) 31901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth E. Burns Vice President 706-649-2458
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick LLP
(Name — *if individual, state last, first, middle name*)

303 Peachtree Street NE Suite 2000 (Address) Atlanta, (City) Georgia (State) 30308 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Vf 3-22-02

OATH OR AFFIRMATION

I, Patricia Whipple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Synovus Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Senior Vice President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA 30308

Independent Accountants' Report

The Board of Directors
Synovus Securities, Inc.:

In planning and performing our audit of the financial statements of Synovus Securities, Inc. (a wholly owned subsidiary of Synovus Financial Corp.) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by Synovus Securities, Inc. (the Company) including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) making quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by rule 17a-13, or (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

KPMG LLP

January 25, 2002

KPMG

303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA 30308

Independent Auditors' Report

The Board of Directors
Synovus Securities, Inc.:

We have audited the accompanying statements of financial condition of Synovus Securities, Inc. (a wholly owned subsidiary of Synovus Financial Corp.) as of December 31, 2001 and 2000 and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synovus Securities, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 25, 2002

SYNOVUS SECURITIES, INC.
(a wholly owned subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash and cash equivalents (note 7)	$	4,743,553	2,912,149
Investments (note 3)		13,100	14,942,291
Commissions receivable		98,342	230,218
Income tax refund receivable from Parent		351,247	—
Other receivables		43,561	78,894
Investments held in trust (note 6)		247,833	258,227
Furniture, fixtures, and equipment, net (note 4)		1,760,929	1,513,878
Goodwill, less accumulated amortization of $186,762 and $175,566 in 2001 and 2000, respectively		39,359	50,555
Deferred income taxes (note 5)		2,065,744	91,007
Prepaid compensation		1,461,503	—
Other assets		305,822	158,023
Total assets	$	11,130,993	20,235,242
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses (notes 6 and 7)	$	1,370,442	1,816,636
Notes payable (note 7)		—	11,000,000
Total liabilities		1,370,442	12,816,636
Stockholder's equity (notes 2 and 7):			
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 500 shares		500	500
Additional paid-in capital		15,205,046	11,467,068
Accumulated deficit		(5,444,995)	(4,048,962)
Total stockholder's equity		9,760,551	7,418,606
Commitments and contingencies (notes 8 and 9)			
Total liabilities and stockholder's equity	$	11,130,993	20,235,242

See accompanying notes to financial statements.

SYNOVUS SECURITIES, INC.
(a wholly owned subsidiary of Synovus Financial Corp.)

Statements of Operations

Years ended December 31, 2001 and 2000

		2001	2000
Operating income:			
Commissions	$	12,663,021	9,730,557
Investment banking		1,582,945	1,103,730
Portfolio management fees (note 7)		612,060	668,121
Interest (note 7)		210,230	282,146
Other		208,028	293,809
Total operating income		15,276,284	12,078,363
Operating expenses:			
Employee compensation and benefits (note 6)		11,161,167	9,867,230
Selling, general, and administrative expenses (note 7)		3,404,595	2,781,649
Brokerage fees		1,089,283	1,096,221
Occupancy and equipment (note 7)		1,117,217	818,820
Amortization of goodwill		11,196	11,196
Other expenses (note 7)		826,437	504,596
Total operating expenses		17,609,895	15,079,712
Loss before income tax benefit		(2,333,611)	(3,001,349)
Income tax benefit (note 5)		937,578	1,130,138
Net loss	$	(1,396,033)	(1,871,211)

See accompanying notes to financial statements.

SYNOVUS SECURITIES, INC.
(a wholly owned subsidiary of Synovus Financial Corp.)

Statements of Stockholder's Equity

Years ended December 31, 2001 and 2000

	Shares issued	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balances at December 31, 1999	500	$ 500	8,467,068	(2,177,751)	6,289,817
Cash capital contribution	—	—	3,000,000	—	3,000,000
Net loss	—	—	—	(1,871,211)	(1,871,211)
Balances at December 31, 2000	500	500	11,467,068	(4,048,962)	7,418,606
Cash capital contribution	—	—	1,500,000	—	1,500,000
Contribution of net assets by Parent (note 7)	—	—	2,121,978	—	2,121,978
Stock option tax benefit (note 6)	—	—	116,000	—	116,000
Net loss	—	—	—	(1,396,033)	(1,396,033)
Balances at December 31, 2001	500	$ 500	15,205,046	(5,444,995)	9,760,551

See accompanying notes to financial statements.

SYNOVUS SECURITIES, INC.
(a wholly owned subsidiary of Synovus Financial Corp.)

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net loss	$	(1,396,033)	(1,871,211)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization		376,561	318,163
Unrealized holding gains on trading investment securities		(2,069)	(1,083)
Deferred income tax benefit		(38,450)	(43,733)
(Increase) decrease in assets and increase (decrease) in liabilities:			
Commissions receivable		175,009	225,960
Other receivables		35,333	(41,673)
Income tax refund receivable		(235,247)	213,640
Other assets		(1,545,078)	(21,098)
Accounts payable and accrued expenses		(456,376)	(215,756)
Purchases of investment securities		—	(41,147,690)
Proceeds from maturities of investment securities		14,944,360	29,664,244
Net cash provided by (used in) operating activities		11,858,010	(12,920,237)
Cash flows used in investing activities:			
Purchase of furniture, fixtures, and equipment		(612,416)	(458,583)
Cash flows from financing activities:			
Capital contributions		1,500,000	3,000,000
Cash contributed with net assets of RAS		85,810	—
Repayments of line of credit		(11,000,000)	—
Proceeds from line of credit		—	11,000,000
Net cash (used in) provided by financing activities		(9,414,190)	14,000,000
Net increase in cash and cash equivalents		1,831,404	621,180
Cash and cash equivalents at beginning of year		2,912,149	2,290,969
Cash and cash equivalents at end of year	$	4,743,553	2,912,149
Supplemental disclosures of cash flow information:			
Income taxes paid	$	—	195,100
Noncash investing activity – net depreciation of investments held in trust		(10,394)	(52)
Noncash financing activities:			
Stock option tax benefit allocated from Parent		116,000	—
Net assets contributed by Parent (note 7)		2,121,978	—

See accompanying notes to financial statements.

(1) General Information and Summary of Significant Accounting Policies

(a) *Business*

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Company is registered as a nonclearing broker-dealer under the Securities Exchange Act of 1934. Its activities include investment advisory services, full-service brokerage services, investment banking, and economic research.

(b) *Basis of Financial Statement Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) *Revenue Recognition*

Commissions income represents the spread between buy and sell transactions processed and net fees charged to customers on a transaction basis for buy and sell transactions processed. Commissions income is recorded on a settlement date basis, which does not differ materially from trade date basis.

Investment banking income represents fees for services arising from securities offerings or placements in which the Company acts as an agent. It also includes fees earned from providing advisory services. Fees are recognized at the time the underwriting is completed and the income is reasonably determinable.

Portfolio management fees represent monthly fees charged on a contractual basis to customers for the management of their investment portfolios.

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds.

(e) *Investments*

All investment securities are classified as trading securities and are carried at market value with unrealized gains and losses recognized in the statements of operations.

(f) *Investments Held in Trust*

Investments held in trust consist of the assets held by the trust fund established for the Synovus Securities, Inc. Commissioned Brokers' Deferred Compensation Plan (the Trust) which is further discussed in note 6. The investments held in the Trust, which are readily marketable, are carried at market value. Realized and unrealized gains (losses) resulting from adjustments to market value, as

well as any earnings related to the investments, are recorded as a change in the investments held in trust account with a corresponding change to the deferred compensation payable account.

(g) ***Furniture, Fixtures, and Equipment***

Furniture, fixtures, and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets.

(h) ***Prepaid Compensation***

The Company has made noninterest-bearing advances to certain employees when hired that are being ratably forgiven over the terms of the specific employment agreements. This prepaid compensation is being amortized on a straight-line basis over the terms of the employment agreements which range from four to five years.

(i) ***Income Taxes***

The Company's operating results are included in the consolidated income tax returns of Synovus. Synovus allocates income taxes to the Company as if the Company were filing a separate income tax return with no graduated rates.

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(j) ***Goodwill***

Goodwill is being amortized on a straight-line basis over 20 years. The Company reviews goodwill for impairment on the basis of whether the goodwill is fully recoverable from expected undiscounted cash flows of the business. If goodwill is considered impaired, the amount of impairment to be recognized is measured by the amount by which the carrying amount of goodwill exceeds fair value.

(2) Regulatory Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital, as defined, of $3,108,120, which was $2,858,120 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was .44 to 1.

(Continued)

(3) Investments

Investments at December 31, 2001 and 2000 are as follows:

	2001	2000
Stock warrants	$ 13,100	—
Obligations of U.S. government	—	3,942,291
State and municipal obligations	—	11,000,000
	$ 13,100	14,942,291

(4) Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment, net consists of the following at December 31, 2001 and 2000:

	2001	2000
Furniture and fixtures	$ 915,079	630,653
Computer equipment and purchased software	1,501,202	1,175,409
Leasehold improvements	731,818	729,621
	3,148,099	2,535,683
Less accumulated depreciation	1,387,170	1,021,805
	$ 1,760,929	1,513,878

(5) Income Taxes

Income tax benefit for the years ended December 31, 2001 and 2000 consists of:

	2001	2000
Federal:		
Current benefit	$ (769,126)	(919,372)
Deferred benefit	(34,797)	(39,573)
State:		
Current benefit	(130,002)	(167,033)
Deferred benefit	(3,653)	(4,160)
	$ (937,578)	(1,130,138)

(Continued)

Income tax expense (benefit) attributable to loss before income taxes differed from the amounts computed by applying the U.S. Federal income tax rate of 35% to loss before income tax benefit as follows:

		2001	2000
Computed "expected" tax benefit	$	(816,764)	(1,050,472)
State income tax benefit, net of Federal income tax effect		(86,876)	(111,275)
Amortization of goodwill		3,919	3,919
Other, net		(37,857)	27,690
	$	(937,578)	(1,130,138)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2001 and 2000 are presented below:

		2001	2000
Deferred income tax assets:			
Purchase price allocation on Robert Andrews Securities, Inc.	$	1,936,287	—
Deferred compensation		169,113	82,060
Stock options		4,803	9,372
Other		11,497	41,840
Total gross deferred income tax assets		2,121,700	133,272
Deferred income tax liabilities:			
Depreciation		(55,956)	(35,105)
Other		—	(7,160)
Total gross deferred income tax liabilities		(55,956)	(42,265)
Net deferred tax asset	$	2,065,744	91,007

There was no valuation allowance for deferred tax assets at December 31, 2001 and 2000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the terms of the tax-sharing arrangement with the Parent, scheduled reversal of deferred tax liabilities, available income tax carrybacks, projected future taxable income, and tax planning strategies in making this assessment. Given that the majority of deferred tax assets result from amounts contributed by the Parent, management believes it is more likely than not the Company will realize the benefits of these amounts.

(Continued)

(6) Employee Benefits

The Company has adopted the Synovus Profit Sharing Plan, which is a noncontributory, trusteed profit sharing plan covering substantially all employees with greater than one year of full-time service. The annual contribution to this plan is set each year by the Board of Directors of the Company, but cannot exceed amounts allowable as a deduction for Federal income tax purposes. The Company's contribution to this plan charged to expense was $2,246 in 2001 and $170,521 in 2000.

The Company has adopted the Synovus Employee Stock Purchase Plan, whereunder the Company made contributions equal to one-half of voluntary employee contributions. The funds were used to purchase currently issued and outstanding shares of Synovus common stock. The Company's contribution to this plan charged to expense was $163,081 in 2001 and $130,994 in 2000.

The Company has adopted the Synovus Money Purchase Pension Plan, a defined contribution plan, covering substantially all employees with greater than one year of full-time service. The annual contribution to this plan is set each year by the Board of Directors of the Company, but cannot exceed amounts allowable as a deduction for Federal income tax purposes. The Company's contribution to this plan charged to expense was $463,443 in 2001 and $385,546 in 2000.

The Company has adopted the Synovus Securities, Inc. Commissioned Brokers' Deferred Compensation Plan and has established a trust fund (the Trust) to carry out the purposes of the plan. The Trust constitutes a "rabbi trust" as defined under Internal Revenue Service letter rulings. Accordingly, participants to the plan have no rights against the Trust other than the rights of a general, unsecured creditor of the Company. The investments held in the Trust consist primarily of common stock mutual funds which are carried at fair value. The liability to each participant in the plan is adjusted for earnings, gains, and losses from the investments in the Trust and is included in accounts payable and accrued expenses in the accompanying statements of financial condition. Company contributions to this plan on behalf of each participant are determined annually at the discretion of the Company's Board of Directors. No contributions were made to this plan in 2001 or 2000.

Under various Synovus stock option plans, Synovus has granted options for shares of Synovus common stock to several executive officers of the Company. Such stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant date. During 2001, employees of the Company exercised certain nonqualified stock options of Synovus. The income tax benefit of $116,000 associated with Synovus' deduction of the related compensation amount was allocated to the Company and recorded as additional paid-in capital in 2001.

(7) Transactions with Affiliates

The Company had cash balances of $862,960 and $849,653 on deposit at CB&T as of December 31, 2001 and 2000, respectively. Interest income generated on interest-bearing deposits with CB&T was $3,451 in 2001 and $5,097 in 2000.

Income and expenses recognized on transactions with affiliated companies during 2001 and 2000 included the following:

		2001	2000
Income – portfolio management fees	$	100,307	152,539
Expenses:			
Management fee – human resources and other corporate overhead allocations		537,280	437,198
Internal audit fees		94,971	30,924
Rent expense		257,681	201,050
Interest expense		54,228	12,825

The Company had amounts due to Synovus of $565,684 and $838,385 at December 31, 2001 and 2000, respectively. The majority of these balances related to the Company's accrued contributions for employee benefit plans.

The Company received cash capital contributions of $1,500,000 and $3,000,000 from Synovus in 2001 and 2000, respectively.

On February 28, 2001, Synovus completed the acquisition of Robert Andrews Securities, Inc. (RAS), a broker-dealer, and subsequently contributed the net assets of RAS and a related deferred tax asset resulting from Synovus' acquisition of RAS to the Company. The net assets and related deferred tax asset contributed by Synovus were as follows:

Cash	$	85,810
Receivables		43,133
Deferred tax asset		1,936,287
Other assets		77,324
Miscellaneous liabilities assumed		(20,576)
	$	2,121,978

During 2000, the Company entered into a line-of-credit agreement with an affiliate. The line-of-credit provided for up to $35 million in borrowings through May 21, 2001. Individual notes under the line-of-credit bore interest at the affiliate's prime rate less 25 basis points and matured within 30 days of funding. Amounts outstanding under the line of credit at December 31, 2000 were repaid during 2001.

(Continued)

(8) Commitments

The Company has noncancelable operating leases for office space and certain computer software, hardware, and support services. At December 31, 2001, minimum required payments under these agreements were as follows:

2002	$	234,078
2003		235,468
2004		187,746
2005		186,444
2006		179,933
Thereafter		269,900
Total lease commitments	$	1,293,569

Nonaffiliated rent expense for the years ended December 31, 2001 and 2000 was $274,666 and $176,953, respectively.

(9) Contingencies

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

(10) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2001 and 2000 and during the years then ended, the Company had no liabilities that were subordinated to the claims of general creditors.

SYNOVUS SECURITIES, INC.
(a wholly owned subsidiary of Synovus Financial Corp.)

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2001 and 2000

		2001	2000
Aggregate indebtedness – accounts payable and accrued expenses	$	1,370,442	1,816,636
Stockholder's equity:			
Common stock	$	500	500
Additional paid-in capital		15,205,046	11,467,068
Accumulated deficit		(5,444,995)	(4,048,962)
Total stockholder's equity qualified for net capital		9,760,551	7,418,606
Deductions and/or charges:			
A. Nonallowable assets:			
Furniture, fixtures, and equipment, net		1,760,929	1,513,878
Other assets (including investments held in trust)		2,028,258	422,325
Cash items		9,988	—
Income tax refund receivable		351,247	—
Goodwill		39,359	50,555
Deferred income tax asset		2,065,744	91,007
Interest receivable		40,068	61,640
Other receivables		3,493	17,254
B. Fidelity bond deductible		5,000	5,000
C. Haircuts on securities pursuant to Rule 15c3-1		348,345	974,780
Net capital		3,108,120	4,282,167
Minimum capital required to be maintained (greater of $250,000 or 6 2/3% of aggregate indebtedness of $1,370,442 and $1,816,636 in 2001 and 2000, respectively)		250,000	250,000
Net capital in excess of requirement	$	2,858,120	4,032,167
Ratio of aggregate indebtedness to net capital		.44 to 1	.42 to 1

Reconciliation pursuant to Rule 17a-5(d)(4) – Form X-17A-5 Part IIA and amounts reported above:

		2001	2000
Net capital, as reported in Unaudited Form X-17-A-5 Part IIA Focus report	$	3,108,120	4,292,696
Audit adjustment – deferred income taxes		—	(10,529)
Net capital per above	$	3,108,120	4,282,167

SYNOVUS SECURITIES, INC.
(a wholly owned subsidiary of Synovus Financial Corp.)

Exemption Pursuant to Rule 15c3-3

Supplementary Information

December 31, 2001 and 2000

The Company claims an exception from Rule 15c3-3 under the following section:

(k)(2)(B) – "All customer transactions are cleared through another broker/dealer on a fully disclosed basis."